Room 4561

November 21, 2006

Mr. James Frankola
Executive Vice President and
Chief Financial Officer
Ariba, Inc.
807 11th Avenue
Sunnyvale, CA 94089

> **Re: Ariba, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2005**
> **Filed December 7, 2005**
> **File No. 000-26299**

Dear Mr. Frankola:

We have reviewed your response letter dated October 31, 2006 and have the following additional comment. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2005

Note 1 – Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 58

1.   Your response to prior comment number 1 indicates that you will include license revenue in the "services and other" income statement line item beginning in the quarter ended December 31, 2006. Although it appears that license revenue may

not be material to your 2006 revenues, we note that license revenue exceeded 10% of your total revenue in 2004 and 2005. Please explain to us how you will disclose license revenue for periods in which license revenue represents greater than 10% of total revenue.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or Mark Kronforst, Assistant Chief Accountant, at (202) 551-3451 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant